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                                                                   EXHIBIT 99.06
                                      WIPRO
                               CNBC - VIDEO SHOOT
                                 APRIL 17, 2003

Male correspondent: Are we ready for the Wipro boardroom now? Remember we have got Vivek Paul, Vice Chairman, Suresh Senapaty, Chief Financial Officer, and Raman Roy of Spectramind joining us to take us through their numbers as they have reported, so let us go across now and speak to the top management of Wipro. We have discussed the number with you, so the numbers will keep coming on, let us go across and talk to the Wipro top management now. Vivek, Suresh, good morning, good to talk to you again, how are you guys?

Vivek: Doing well thanks. Good to see you.

Suresh: Hi, good morning.

Male correspondent: Hi, well there are two takers which of course, you have delivered on your global IT guidance and have done better, 162 is what you expected, you have done 167, but the profits even after factoring in that AMS
7.3 crore loss, seems well short of expectations, take us through the kind of margin pressures, and what could have skewed your earnings in this quarter?

Vivek: This is Vivek, let me start with the top line first, as you mentioned earlier, we did beat the guidance handily, 167 versus 162 guidance, and even on the BPO business, we had $14 million versus $12 million guidance. I do want to make one point which is quite interesting, which is that in the last year, 2002-2003, that we closed on March 31, 2003, we had an increase in billed man month of 3900 man months, that is the highest ever. So, in a sense, you know, what was supposed to be a down year, which was supposed to be a difficult year, actually turned out to be one of our biggest growth. The highest growth before this was 3000 man months in the year ending March 31, 2001. So, I thought that was pretty interesting. I will talk a little bit more about the revenue line as we come back, but coming back to the margins on the global technology side, basically we had three factors that affected the margins. One was as you rightly pointed out, the acquisition related costs. The second was that we continue to see pricing pressure, particularly from existing customers, particularly as they think about expanding substantially their outsourcing to India. And the third was of course the rupee and dollar exchange rate. May be, Suresh you can add color to overall Wipro perspective, what some of the pulls and pushes were.

Male correspondent: Yeah, Suresh we will just get back on the margins fronts with you, Vivek, the one concern which the market has is that you are delivering volume growth and revenue growth, but if look at your earning performance for the last full year which has gone by, even if you add back what has happened on

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Wipro GE Medical System, your acquisition related costs, and add them back to your earning per share, you are at best looking at a high single digit growth in earnings, and if you factor those in fact there is no growth at all, in fact a decline. Why is none of that top line growth that you are seeing translating into your bottom line and will it happen this year at all?

Suresh: Let me, if you look at the, the three different things that have happened in terms of on a yearly performance perspective, a) the Wipro GE which would have at least explained for about a 4% swing in terms of what was given in the last year to current year, because last year since the accounting standard was not applicable it was not consolidated in the books of Wipro Limited, and this year, it has been done for the first time, and there is a loss of about 37 crores at a net income level, which is our share of the pick up, and therefore that has a swing of about 4%. And, then if you look at the discontinued business of Wipro Net that we had in terms of the losses that we have presented in terms of operating loss and a one-time sort of discontinued operation, that is about another 3%. The combination of these explains about 6% to 7% of the decline. And, the third factor was of course the tax, all of us know that the tax on the software profits were introduced for one particular year, i.e. 2002-2003, and it has now disappeared in the new budget. It wasn't there before. So, that is again another one particular factor which has.., these three key issues have sort of not given us the adequate growth that we would have expected....

Male correspondent: Suresh, that is precisely the point which I was making, even if you add that 7% back and provide for tax, you are going to see a single digit, at best a high single digit growth over last year, even if you factor in what the points that you have made. Why would Wipro having grown at 28% on the top line reports just about a 4% - 5% growth in bottom line having factored in all the extraordinaries?

Suresh: Right, I think that particular flows from the fact that there is a little bit of margin contraction so far as our global IT services business is concerned. I mean, last year if you look at our operating margins were about 33%, and this year we will end about at 24% -26%. Now, if you look at the swing that has happened in there, it is again, price pressure, as well as increase in the SG&A, and the acquisition cost. Like we said, this particular year has been a tough year, this particular year has been an year of investments, so that we are able to deal with the.., going forward in terms of building up a good sales and marketing force and also trying to, you know, transform our business from a simple ADM business to much more value-added business.

Vivek: I can just add to that as well, you know, for those of us with long memories, I remember almost exactly a year ago having almost exactly the same discussion on the other side, which is, is Wipro hanging on to pricing and letting volume go by? So, I think that ultimately it is our responsibility to maintain that balance. And I think that if I look at the performance, as you rightly pointed on

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the revenue side, we have had terrific, you know, if we look at that increase in accounts, you know, 44 new accounts, 16 from the AMS acquisition. So, I think that if you look at all the matrix, you know, the number of accounts greater than $1 million going up, the number of accounts greater than $5 million going up. So, I think what you see is that this is an environment where we truly have the opportunity to break out of the mould, we have both in terms of the kinds of scales of engagement we have with customers, as well as the kind of work that we do. What that means in terms of possibility, I don't know what all the, you know, the sort of pluses and minuses you have done on the overall numbers, but what it does mean is that you got sort of three factors which you have got to mitigate the volume. And, so I think that our challenge is how do we keep that volume growing, how do we make sure that as we see signs of growth in term of either the recovery that gives us more application build business that has a higher profitability, how you improve mix, or we are able to see something like a improvement on the rupee/dollar exchange rate, or we are able to see now a sustained synergy that is arising from the acquisition, we should see some benefits.

Male correspondent: Vivek, let me first come to the broader picture going forward, you of course are in the US a lot of the times, tell us what is happening on the ground level, we have heard everything from CTO saying there are just not spending, forget about outsourcing; we are also hearing more of a hostile environment for companies that go in for outsourcing, how realistic is it then to expect your orders to or your present clients to really ramp up fast enough?

Vivek: If you look at the revenue mix that we had for this quarter, the revenue mix that we had for this quarter has really been around the existing customers. So, typically, you know, we have something like 12% to 15% of our revenue come from new customers, this year it has been 8%. So, what we are seeing is that there is a growing interest on the part of existing customers to ramp up. So, when you hear all this stuff about the IT side, that CIOs and CTOs are not spending, the reality is that everyone of our customers as we pull them is only substantially stepping up the level of investment they want to make. In addition, they are pushing us, they are saying, can you do this, you know, I buy this from a big 5, or I buy this kind of service from somebody else, can you provide me with that service, and that is why I think acquisitions are critical part of our goal because, you know, it is not that we want to have 1000s and 1000s of consultations when if we can start with base of 90-100, we can then drag through and pull through a whole amount. So, I think on the IT side, we continue to be generally bullish in terms of the fact that we will see more spending and there will be more interest in India. If you look at the R&D services side, you know, we continue to see signs of revival, I don't think that we can say today that downturn is over yet completely. Good news is, we have seen growth, we have seen growth in terms of revenues, growth in terms of billed man months on both our embedded systems as well as telecom business. So, I would say that the outlook on the technology side continues to be one where you want to be a little

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bit more cautious. On the IT side, there is just no doubt that customers are wanting more, not just in terms of overall volumes, but in terms of the kinds of services delivered, and the same thing will hold good for the BPO too.

Male correspondent: Vivek, tell us how realistic is the sweat of the fact that is India is such an attractive outsourcing destination, many of your clients are starting to set up their own bases, your global competitor whether it is EDS, Accenture, or many of the others competitors, they are actually offering very aggressive pricing out of India. Now we have been asking that for few quarters, the usual answer is, you know, don't worry about it, they are not going to get there. But now it seems to be getting to a push stage, how are you competing with that, clients coming in themselves or using some of their global affiliations to work out of India?

Vivek: Well, I think that what you are seeing is two different elements again here. On the R&D services side, when we have a large customer set up development centers in India, as they do that, we continue to see growth, in the sense that, when they grow their development centers they also grow the outsourcing relationships. So, the result I think that what we are seeing is, it is not cannibalizing us in terms of volume, what we are seeing though is that as customers build centers up to certain scale and get a sense of what their total all in all costs are, that is putting pressure on the pricing that they are allowing us to make. And as a result, if you look at our overall pricing over the last quarter, our pricing has been more under pressure on the R&D side than on the IT side. Once again, R&D, you know, just to back up a little bit, used to be 58% of our total revenue stream, it is now only 37% of the mix as a result of a differential growth in IT versus R&D. So, I think on that front, we feel volume downside is perhaps not so much, but pricing pressure we continue to have to manage. On the IT side, as we are seeing the global companies come in and put centers here, we have seen them go out being very aggressive on pricing, but only in very large accounts where they feel they can get a large chunk of business to get started. So, as a result we haven't seen that modular market fully yet, but we keep our eye out and we make sure that as we go into competition with them, we have the capability no just to be able to address the India story, but also to be able to address the consulting, the higher capability story, and that is why we have done these acquisitions. You know, if I can just take a little break here, I mean, if you look at the acquisition side, you know, what we have seen is some pretty good integration progress in Wipro. If you look at AMS, we have transferred every single customer that existed in AMS, every single employee, and have already got six accounts of AMS where we have got cross penetration. If we look at on the BPO side, the Spectramind business we bought almost a year ago, we are seeing now something like 10% of the revenue, 20% of their customer base are 75....

Male correspondent: Vivek, let me just interrupt you here, we will of course continue to discuss this with you and Vivek, Suresh, please stay with us. We

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need to take a quick break; we will get back of course with Vivek Paul and with
Suresh Senapaty from Wipro and discuss the results and their future. Let us stay with us.

Male correspondent: Welcome back, you are watching morning call on CNBC India. We are in discussion with the Wipro top management, Vivek Paul, Vice Chairman at Wipro, and Suresh Senapaty, Chief Financial Officer and Corporate Executive Vice President Finance with us. Just to recap the numbers for those of you who have joined in late, Wipro has delivered $167 million in global IT revenues of this quarter that is ahead of their guidance of $162 million, they have projected $172 million for their next quarter, which implies a growth of about 3% quarter-on-quarter for the next quarter. That is the only guidance that they have held out so far. On the profits they have come up with 225 crores, that is short of street expectations, but that builds in a 7.3 crores loss from the energy division of AMS and that needs to be factored in, having said that there are margin and billing pressures that they have spoken about for this quarter. Let us get back to our discussion with the top management. Suresh let me start with you on the margin picture, you said last year, you had a margin of 33%, this year that has been whittled down to around 24.6%, now how much of the margin decline that had to come has already come in, from these levels what kind of shrinkage can you project for the next year, do you think the margins could go down below 20%?

Suresh: You know actually 24.6% was for the quarter, for the whole year if you say it was about 28%. Now going forward I think we have not come out with the number as yet, but as you know rupee continues to appreciate and may be it will continue to do so for the next two-three quarters, and like we said that last quarter on the pricing front we were little hedged because we had got with acquisition, which is primarily onsite and takes on that perspective the decline was not showing up, but if you look at some of the like say earlier mentioned we have reached to some of the impacts will now be felt so far as Q1 and Q2 is concerned, so we will get some flow of that, and like we said that we will continue to be investing in the sales and marketing, so you will have some impact of that, of course we have scope for improving on the utilization front, we have scope for increasing on the offshore, but it perhaps does not happen overnight, it has to be a process when you are building newer and newer practices. So, it is difficult to come to a precise numbers, definitely it will not go below 20, but not possible to give a specific number like these are the some of the factors depending on them how they settle, the numbers will flow.

Male correspondent: Okay Suresh, you are saying the margin pressures will/might continue to be challenging though you will not dip below 20% of the operating margin front. Vivek, you have not said too much in terms of guidance, you have said $172 million for global IT in the next quarter, what are we looking at for Wipro for the full year, you did not give specific guidance, you did not give last year, but you did say you will grow higher than industry, this year what are

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you saying, the same kind of picture, good volume growth, but again very very muted margin or profitability growth?

Vivek: Well you know, as you rightly point out, we don't really give guidance for the full year on operating margins. I think that what we have said last year we can continue to say which is we will continue to grow ahead of the industry. I think that if you characterize what the year is gonna look like, we believe it will be another year like we had last year of volume led growth. So, I think that we will continue to have volume growth. I also think it is a transformational year for two things, one is that we have continue to develop our capability organically and inorganically to be able to build that consulting capability to be able to offer more kinds of services so that we can be more head to head player against the big 5. And also many many of the customers are gonna look at rapidly scaling up their India outsourcing, and we have to be in a good position to scale that, so once again I would say volume led year.

Male correspondent: Suresh, what we are doing really to head yourself against the kind of rupee appreciation we have seen. There of course news reports now that companies are talking about rupee rate contracts. Is that something you have looked at?

Suresh: Well, as you know we have been you know following this strategy of hedging dollar for fairly many number of years and we will continue with that, of course the kind of forecast that is coming out, though nobody can be precise in the short term rupee is going to continue to be appreciating, but when normalcy restores both whether it is a developed country or a developing country typically you will have differential GDP growth, differential inflation rate and therefore mathematically that has to be balanced in terms of a steady rupee depreciation, but it may be another three-four quarters to come, one I am not an expert on that to be able to comment, but given this particular short term situation, we will have to be able to live on sort of depend upon our hedging strategy, we will mitigate that particular downfall.

Male correspondent: Vivek, let me just go through some of the growth in plans we have had; you had said customers with annual revenue of over $1 million increased to 96 from 82, $5 million to 27 from 23; walk us through if you could, how many of these $5 million customers now ramp up to the next level in the next quarter or two quarters and how many of these $1 million customers move into the $5 million category?

Vivek: If I may just give a slightly different set of numbers. If you look at the total number of customers greater than $1 million, we went from 99 in the quarter ended December to 112 for the quarter ended March of which six were from the AMS acquisition, and the remaining seven were from the Wipro Technologies organic. So, if you look at these customers, I mean fundamentally what you are realizing is you have an enormous opportunity to keep growing them.

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I wish I could tell you customer by customer what we are targeting as growth because clearly that I can't because that would be a violation of our confidentiality agreement with them, but if you look at virtually every single one of those customers that sit in our top 10 list, or that sit in our greater than 5 million dollar list, every one of them has come back and said only that they want to do more, more with India, more with Wipro. So, as I said, you know, from the customer appetite perspective, we are not seeing any cause for concern at this point.

Male correspondent: Alright, Vivek stay with us, Suresh, thanks very much for joining us, of course Raman Roy, Chairman and Managing Director of Wipro Spectramind will be joining us to walk us through. So, we will be back with Vivek Paul and with Raman Roy, when we come back after the break, stay with us.

Now let us get back to the Wipro boardroom, Vivek Paul and Raman Roy still with us. Raman good morning, thanks very much for joining in, you done $14 million that was in this quarter which is higher than guidance, you have guided $16 million for the next quarter, has the picture changed since we last spoke to you?

Raman: Good morning. Yes we have had a great quarter, we see a lot of traction with our customers, we have a very healthy pipeline, and we see lots of business coming in as we go forward, and that is why we have guided 16, we were able to do a little over 14 for this quarter and we are very delighted. What we are more delighted about is the fact that we did over 14 at 26% margin, and we see that as a huge positive for us.

Male correspondent: Raman 26% margins in this kind of an environment, has there been any improvement in pricing in this quarter, take us through the pricing picture first?

Raman: Pricing pressures are a realty, there is a lot of pressure from the existing customers, the new customers, there are opportunities sitting at in the market place, some of which we did not think were commercially viable for us. We think it has to be a win-win, a win for the customer for them to get the pricing out of India based on the cost structure out of India, but simultaneously we think Wipro Spectramind has a right to make some margin on it, and we will go for deals that are commercially viable for us.

Male correspondent: Well, very quickly, Raman, I just wanted to ask you that you have added three more clients where you have signed a letter of intent, tell us more than just the revenues, how is the quality of the BPO work that you are doing changing, are you doing more high end work, are you doing more mission critical work that you can build, operate and transfer so to speak to your clients?

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Raman: High is a relative term depending on what you compare it with the low, but what we are seeing is that we are doing a lot of work that is critical for our customers, that is mission critical, we are servicing their customers, we are doing a lot of back end work that is critical for them to be able to meet their revenues. Do we see an improvement, yes, particularly for our existing customers, we see an improvement going up the value chain as we call it, while the newer customers still continue to come at the lower end, they have to build the comfort and confidence in India, they have to build the comfort and confidence that it can be done remotely before they start going up the value chain.

Male correspondent: Well, Raman we will just get back to you in a second, the markets have opened, so I will just give out the opening rates before getting back to you. 3000 is where the sensex has opened, and technology is taking it on the chin this morning, Infosys is down 135 rupees straight away, bagged down to 2891, Satyam is down 9.5 rupees at 148, so looks like the ghost has come back to haunt technology this morning, 175 down now Infosys, I still don't have an opening rate on Wipro on my screen, but the old economy is looking weak as well, the sensex is down below 3000 as we speak, and Wipro is down 12% at 849 We have got used to this kind of chopping as on the day of the numbers, but looks like the stock is selling off immediately as the markets have opened, the opening rate certainly indicates that is selling off, it is down 12% at 849, and most of the techs are down deep in the red, Mastek, Satyam, Infosys, and Wipro of course, which is down to 840 now, has sold off, and that is striking down sentiment once again, 2990 is where the sensex is, 1.4% down, the markets have clearly opened in the red, even old economy is not looking too hot, and that is why the markets have found no support, you have seen the autos, the cement stocks, Reliance, State bank of India, even Hindustan Lever is bagged down to 145, so it is not looking like a pretty picture at all out there, and tech of course is sliding as we speak, so we have bagged down to 2988, down 1.5%, but the sector which is leading the slide this morning is technology once again. Nothing like what we saw after the Infosys numbers, but you could argue that most of that has been factored in already. There you see Infosys down 180, that is 6%, Wipro is down 12% at 850, just about stabilizing there, and Satyam is also sold off, 114 rupees down Wipro, 11 rupees down Satyam at 146, 200 rupees down Infosys now at 2830, and Digital is down 25 at 504. This is a nervous market at least on opening bell we are well below 3000, and technology is just about selling off. We have still got a few minutes with the Wipro management, Ashu take over where you left off.

Male correspondent: Well, I was just gonna come down to Vivek. Vivek, basically, the concern that most analysts have now is that for Wipro now to get better numbers, they will have to make a few acquisitions out there, obviously you will not comment any specific acquisition, but are you looking at it?

Vivek: Well certainly, I think that first of all acquisitions should not be essential, I think that they are a good, but you know, nice to have but not need to have,

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because it is difficult essential end up doing bad deals. So, I think our discipline in terms of only doing good deals continues to hold. I was saying earlier that we have had a pretty good success in terms of integrating acquisitions whether it is Wipro Spectramind or whether it is the AMS utility division. So, I think given that our level of confidence is good, we continue to be in active discussions, at the same time we continue to have high standards. So, I would say you know watch this part for more news.

Male correspondent: Alright, let us just get something in on your billing rates Vivek, offshore for the last one year you have taken a hit of around 10.6% in your billing rates, onsite is actually a little better, you have done about 4 odd percent down, how much more downward pressure do you see Vivek in these rates?

Vivek: I think that you know what we see is that as I said earlier, you have two kinds of issues relating to these rates, one is the kind of work that you do, and as you look at doing more application management work versus application billed work, I think you continue to see pressure on the mix mixing down because essentially for an application manage customers are willing to pay a lower price only than on the application bill where time to market may be more important. So, I think on the mix side of the equation we are continuing to see deterioration in the downturn, as most of the application-billed stuff is discretionary. That is one element. If you look at the pure kind of year-on-year pricing, as you talk to customers, our customers are coming back, they are coming back with holding out a larger volume, but at the same time coming back at us with the much more disciplined purchasing process than they used to have, they are hiring consultants, they are doing multiple bay costs, and really at that point it creates much more pressure. So, my view is that what we are going to see is if we do get an upturn and who know when that will happen, we will see some improvement in the mix, but in the meantime what we have to do is make sure we walk that balance between price and volume, and as I said earlier a year ago people were saying are we giving up volume to get price, today we are saying are we giving up price to get volume, it really is our responsibility to walk that balance. This is the time to grow; this is the time to grow at the expense of our international competition.

Male correspondent: Okay Vivek, on that note we will thank you Vivek, Raman, thanks very much for joining in.